

October 19, 2022

Patricia Collawn
Chief Executive officer
PNM Resources, Inc.
414 Silver Ave. SW
Albuquerque, NM 87102

> **Re: PNM Resources Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **Supplemental response filed October 6, 2022**
> **File No. 001-32462**

Dear Patricia Collawn:

We have reviewed your October 6, 2022 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis, page A-27
Results of Operations, page A-38

1.   We have read your response to prior comment one, including the incremental disclosures that you have proposed to accompany disclosures of your non-GAAP utility margin.

Please further expand your disclosures to also provide discussion and analysis of the changes in gross margin, comparable to your discussion and analysis of changes in utility margin, to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

For example, this would include tabulations quantifying the factors underlying changes in gross margins as is done for utility margins on pages A-40 and A-43.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation